Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262496

ARK VENTURE FUND

(the “Fund”)

Supplement dated November 6, 2026, to the

Prospectus and Statement of Additional Information (the “SAI”), dated October 28, 2025

Upon the recommendation of ARK Investment Management LLC (the “Adviser”), the Board of Trustees (the “Board”) of the Fund recently approved a change to the Fund’s name. The Fund’s current investment objective to seek long-term growth of capital will not change. The name change will be effective after the close of business on November 24, 2026 (the “Effective Date”).

On the Effective Date, the Fund’s name will change to “ARK Venture & Innovation Fund”. Accordingly, on the Effective Date, the Fund’s Prospectus will be revised as follows:

All references to ARK Venture Fund are replaced with ARK Venture & Innovation Fund.

Please retain this supplement for future reference.